Exhibit (a)(21)

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                       Supplement Dated February 16, 2007
            Relating to the Offer to Purchase Dated January 22, 2007,
                as amended January 30, 2007 and February 9, 2007
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                            MILDRED B. HOREJSI TRUST

                   Has Amended Its Offer to Purchase for Cash
                  All of the Outstanding Shares of Common Stock
                                       of
               PUTNAM CALIFORNIA INVESTMENT GRADE MUNICIPAL TRUST
                                       at
                              $14.75 Net Per Share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:30 P.M. EASTERN STANDARD TIME, NEW YORK CITY TIME, ON MARCH 8, 2007, UNLESS THE OFFER IS FURTHER EXTENDED.

THE OFFER IS NOT CONDITIONED UPON THE RECEIPT OF FINANCING OR UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS SUBJECT TO CERTAIN CONDITIONS, INCLUDING THE CONDITION THAT TENDERING HOLDERS HOLDING SHARES ON FEBRURARY 15, 2006 MUST PROVIDE A PROXY TO VOTE THE SHARES. SEE "CONDITIONS TO THE OFFER --
SECTION 14" AND OUR SUPPLEMENT DATED FEBRUARY 9, 2007.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR PASSED UPON THE
MERITS OR FAIRNESS OF THIS TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THE OFFER OR THIS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                    IMPORTANT

     Any shareholder desiring to tender all or any portion of the shareholder's shares should either:

     |X| Request the shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the shareholder. A shareholder whose shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if the shareholder desires to tender such shares; or

     |X| Complete and sign the letter of transmittal (or a facsimile thereof) in accordance with the instructions in the letter of transmittal, have the shareholder's signature guaranteed if required by Instruction 1 to the letter of transmittal, mail or deliver the letter of transmittal (or such facsimile), or, in the case of a transfer effected pursuant to the book-entry transfer procedures set forth in "THE OFFER --
          Section 7," transmit an "agent's message" (as defined in "THE OFFER --
          Section 6"), and any other required documents to the depositary and either deliver the certificates for such shares to the depositary along with the letter of transmittal (or such facsimile) or deliver the shares pursuant to the book-entry transfer procedures set forth in "THE OFFER -- Section 7."

If a shareholder desires to tender shares and the share certificates are not immediately available, or the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the depositary prior to the "expiration date" (as defined herein), then the tender may be effected by following the procedure for guaranteed delivery set forth in "THE OFFER -- Section 7."

Questions and requests for assistance may be directed to Morrow & Co., Inc., which is acting as the information agent for our offer, at (203) 658-9400 (for Brokers or Bankers) or (800) 607-0088 (toll-free for shareholders). Additional copies of this offering document, the letter of transmittal, the notice of guaranteed delivery and other related materials may be obtained from the information agent.


                     The Information Agent for the Offer is:
                               Morrow & Co., Inc.
                                 470 West Avenue
                               Stamford, CT 06902
                      Banks and Brokers Call (203) 658-9400
                   Shareholders Call Toll Free: (800) 607-0088

     The following information amends and supplements the Offer to Purchase dated January 22, 2007 and filed as exhibit (a)(1) to the Schedule TO, as amended January 30, 2007 and February 9, 2007, and as amended hereby, filed by the Mildred B. Horejsi Trust, an irrevocable grantor trust administered in accordance with Alaska administrative statutes and governed by Alaska trust law (the "Trust"). It amends and supplements the Tender Offer initially filed with the Securities and Exchange Commission ("SEC") on January 22, 2007 (the "Original Schedule TO"), as amended January 30, 2007 and February 9, 2007, pursuant to which Trust is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "shares"), of Putnam California Investment Grade Municipal Trust, a Massachusetts business trust ("PCA"), at a price of $14.75 per share, net to the seller in cash (subject to applicable withholding of United States federal, state and local taxes), without interest. The Trust is also extending its deadline to 5:30 p.m. Eastern Standard Time, March 8, 2007.

     Except as otherwise set forth in this Supplement, the terms and conditions set forth in the Offer to Purchase and the letter of transmittal are applicable in all respects to the Offer. The information set forth below should be read in conjunction with the Original Schedule TO and the letter of transmittal and terms not defined herein have the meanings ascribed to them in the Original Schedule TO.


                              QUESTIONS AND ANSWERS


How have you amended the Offer?

     We are amending our Offer to increase our offer price from $14.16 to $14.75 per share and extend the deadline to 5:30 p.m. Eastern Standard Time, March 8, 2007. Our offer price is approximately 99% of the net asset value, per share, of PCA's shares of common stock as of close of trading Thursday, February 15, 2007. This is approximately the same price that PCA's trustees propose shareholders will receive if their proposal to merge PCA into the open-end Putnam California Tax Exempt Income Fund passes (PCA's trustees have proposed that, "following a merger of [PCA] into an open-end fund, [PCA] shareholders will be able to redeem their shares of the open-end fund at their net asset value (less applicable redemption fees of 1% of amounts redeemed within 7 days of the merger)"). We have not changed the number of shares we are offering to purchase, or the procedures for tendering and withdrawing shares or any of the other terms of our Offer.

     In addition, our Offer originally provided that cash dividends declared or paid on or after January 22, 2007 (other than PCA's regular monthly distribution of $0.05190 per share payable on February 1, 2007) would reduce the offer price or would be required to be remitted to us by a tendering shareholder. We are amending our Offer to include PCA's regular monthly distribution of $0.05190 per share payable on or about March 1, 2007, in addition to the distribution payable on February 1, 2007, as distributions that will not result in a reduction of the offer price or be required to be remitted to us by a tendering shareholder.

What is the new offer price?

     We are now offering you $14.75 per share of common stock outstanding. This reflects an increase over our previous offer price of $14.16 and is the highest price paid per share of common stock of PCA since December, 2001. Our offer price is approximately 99% of the net asset value, per share, of PCA common stock outstanding (as of the close of trading February 15, 2007) in cash.


What additional information are you providing in response to PCA's Schedule 14D-9 filing?

     You should have received materials from the trustees of PCA concerning our Offer and their recommendations about the Offer. In principal, the trustees have stated that they believe you should not tender your shares to us so that you can continue to keep your assets under management with Putnam. Our increased offer price matches their proposal to offer you 99% of the net asset value, per share, of PCA common stock and eliminates, we believe, the risk to you of their proposal to merge shares of PCA into another Putnam open-end fund. It is our intent to vote AGAINST any proposal to open-end or merge PCA into another fund; therefore we believe our Offer of approximately the same price as the trustees have proposed is more certain and less risky to you and gives you the opportunity to receive 99% of net asset value in March rather than in June. Further, PCA's trustees recently said they "believe that the continued operation of the fund as [a]
     closed-end fund is in the best long-term interests of the fund's shareholders" and that the "benefits [of PCA remaining a closed-end fund] include the ability to maintain a stable pool of assets and remain more fully invested in longer-term, higher-yielding securities than would be possible if the fund were open-end[ed.]" We think the about-face recommendations by PCA's trustees indicate that their proposals may not come about. Finally, as discussed below, we believe keeping your assets with Putnam does not make long-term sense for you.


     Here are the reasons why we believe you should tender your shares:

     1. You will receive approximately 99% of the net asset value of your shares in cash. PCA's trustees propose to give you approximately the same amount sometime in June, if the vote to merge shares of PCA into the open-end Putnam California Tax Exempt Income Fund passes. We intend to vote against this proposal, and any other proposal by the trustees which we feel is not in PCA's shareholders' best interests.

     2. PCA's trustees propose to "open-end" and merge your shares of PCA into Putnam California Tax Exempt Income Fund. This would result in you owning a fund which performed worse than its applicable benchmark index for 6 out of the past 7 calendar years and underperformed PCA for 5 of the last 7 years! A proposal to merge our shares into a worse-performing fund is not in our best interest.

     3. Under our Offer, you will realize cash on your shares in March, and not wait until June, at the earliest, crossing your fingers that the merger happens. There are two risks in waiting for the merger: First, the risk that the trustees don't follow through with their promise to merge (or the merger is voted down by shareholders) and, second, the risk that, whether the merger happens or does not happen, the per-share NAV may be less than our offer price. Do you really want to take these risks? If you tender your shares with us, you may walk away with cash and avoid these risks.

     4. The trustees are asking you to risk your investment so they can merge your shares with those of another Putnam fund managed by the same investment adviser that manages PCA. Given PCA's abysmal results and peer group rankings by Morningstar, we believe the trustees' recommendation runs contrary to your long-term best interests and clearly indicates that the trustees are more concerned with Putnam retaining management of your assets than maximizing your share value. This is underscored by the fact that the independent trustees own only a handful of shares of PCA. Filings with the SEC show that the independent trustees own an average of less than 140 shares each. We think this says a lot about what the independent trustees think about the manager, Putnam Management, and the future of PCA.

     5. PCA's 1-year return on NAV as of 12/31/06 was 6.03%, outperforming its benchmark(1) by 1.19%. The trustees want to merge your shares of PCA into the open-end Putnam California Tax Exempt Income Fund. This fund performed worse than the same benchmark for 6 out of the past 7 calendar years and underperformed PCA for 5 of the last 7 years. In contrast, the closed-end funds controlled and managed by the Horejsi family(2) outperformed their respective indices for 6 out of the past 7 years (BTF) and 3 out of the past 4 years (BIF)(3). BIF's 1-year return on NAV was 26.4% for the period ending 12/31/06, beating the S&P 500 index by 10.6% for the same period. BTF's 1-year return on NAV was 19.9%, beating the S&P 500 Index by 4.1% for the same period. Of course, past performance is no guarantee of future results, and we caution you that BIF and BTF have had substantially different investment objectives than PCA and the Putnam open-end fund and, consequently, investment returns are not directly comparable.

          Although no one can predict with any certainty whether investments will appreciate or decline in value going forward, PCA's trustees think that you are better served by owning shares in a fund which has fared even more poorly than PCA! We are offering you approximately 99% of the net asset value of your shares or a chance at a new direction in fund management.

     6. As discussed above, the trustees have already considered and rejected a proposal very similar to their latest recommendation. Their flip-flop adoption of a proposal they said was a bad idea just several months ago should raise questions; we believe our Offer makes more sense for you.

     7. Under PCA's declaration of trust and under the Federal laws governing PCA, it is apt to be very difficult and time-consuming to merge PCA into another open-end fund. We believe the trustees' proposal to merge PCA will fail for lack of shareholder support and thus any proposed gain by the trustees may be illusory. The Trust will not vote in favor of the proposed merger. The true purpose of the trustees, we believe, is to keep your money under their management. We think the trustees' proposal is solely a response to our Offer.

     8. If we are successful in acquiring a majority of PCA's common shares, we will propose changes including replacing the current investment adviser and changing PCA's investment objectives, as well as other changes that will result in PCA being far different than the investment you bought.


          We intend to acquire control of PCA so that we may take PCA in a new direction with investment advisers solely dedicated to the management of closed-end funds. One of the changes we will propose to implement if we acquire control of PCA is to change PCA's investment policies to permit PCA to invest in securities other than California municipal bonds. This change is likely to result in none of PCA's dividends being exempt from either federal or California income taxes.


If I already tendered my shares in the Offer, do I have to do anything now?

     No. Shareholders who validly tendered their shares previously and have not withdrawn them do not have to take any further action. If the Offer is completed, these shares will be accepted for payment and the tendering shareholders will receive the increased offer price of $14.75 per share in cash, without interest, less any required withholding taxes. See "THE OFFER -- Section 5."


Can I withdraw my previously tendered shares?

     You may withdraw all or a portion of your tendered shares at any time prior to the time the shares are accepted for payment, after which they cannot be withdrawn. See "THE OFFER -- Section 8."

How do I withdraw previously tendered shares?

     To withdraw shares, you must deliver a written notice of withdrawal with the required information to the depositary while you still have the right to withdraw the shares. If you have tendered your shares by giving instructions to a bank, broker, dealer, trust company or other nominee, you must instruct them to arrange for the withdrawal of your shares. See "THE OFFER -- Section 8."


How many shares have been tendered in response to your Offer?

     As of the close of business on February 16, 2007, approximately 122,000 shares have been tendered for sale to us in response to our Offer.


Who can I contact if I have additional questions about the Offer?

     If you have questions or you need assistance, you should contact Morrow & Co., Inc., which is acting as the information agent for our Offer, at (203) 658-9400 (for Brokers or Bankers) or (800) 607-0088 (toll-free for shareholders).


                                  MISCELLANEOUS

     The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not comply with the laws of that jurisdiction. We are not aware of any jurisdiction in which the making of the Offer or the tender of shares in connection therewith would not be in compliance with the laws of such jurisdiction. If we become aware of any state law prohibiting the making of the Offer or the acceptance of shares pursuant thereto in such state, we will make a good faith effort to comply with any such state statute or seek to have such state statute declared inapplicable to the Offer. If, after such good faith effort, we cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Trust by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

     No person has been authorized to give any information or to make any representation on our behalf not contained in the Offer and, if given or made, that information or representation must not be relied on as having been authorized.

     We filed with the SEC a Schedule TO dated January 22, 2007, an Amendment No. 1 to Schedule TO dated January 30, 2007, and an Amendment No. 2 to Schedule TO dated February 9, 2007, under Exchange Act Rule 14d-3, together with exhibits, furnishing additional information with respect to the Offer, and may file additional amendments thereto. That schedule and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the same manner as discussed in "THE OFFER -- Section 12" with respect to information concerning PCA.


MILDRED B. HOREJST TRUST
February 16, 2007



FOOTNOTES:

     (1)  The Lehman Municipal Bond Index.

     (2) Boulder Growth & Income Fund, Inc. (NYSE:BIF) and Boulder Total Return Fund, Inc. (NYSE:BTF).

     (3)  The Horejsi family trusts gained control of BIF in 2002.

     Facsimile copies of the letter of transmittal, properly completed and duly executed, will be accepted. The letter of transmittal, certificates for shares and any other required documents should be sent or delivered by each shareholder of PCA or his or her broker, dealer, commercial bank, trust company or other nominee to the depositary at one of its addresses set forth below:

                        The Depositary for the Offer is:

                             The Colbent Corporation



                 By Mail:                               By Overnight Courier:                              By Hand:
          The Colbent Corporation                      The Colbent Corporation                     The Colbent Corporation
          Attn: Corporate Actions                      Attn: Corporate Actions                     Attn: Corporate Actions
                POB 859208                               161 Bay State Drive                         161 Bay State Drive
          Braintree MA 02185-9208                        Braintree MA  02184                         Braintree MA  02184


                                  By Facsimile:
                                 (781-380-3388)

                         Confirm Facsimile Transmission:
                             (781-843-1833 Ext. 200)

     Questions and requests for assistance may be directed to the information agent at its address and telephone numbers listed below. Additional copies of this Supplement, the Offer to Purchase, the letter of transmittal and other tender offer materials may be obtained from the information agent, and will be furnished promptly at our expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                     The Information Agent for the Offer is:
                               Morrow & Co., Inc.
                                 470 West Avenue
                               Stamford, CT 06902
                      Banks and Brokers Call (203) 658-9400
                   Shareholders Call Toll Free: (800) 607-0088